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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             ________________

                               SCHEDULE 13D
                              (Rule 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 1)

                             MOBIL CORPORATION
             ------------------------------------------------
                             (Name of Issuer)


                               COMMON STOCK
                              $1.00 PAR VALUE
             ------------------------------------------------
                      (Title of Class of Securities)


                                0006070591
             ------------------------------------------------
                              (CUSIP Number)

                            Donald D. Humphreys
        Vice President, Controller and Principal Accounting Officer
                             Exxon Corporation
                        5959 Las Colinas Boulevard
                         Irving, Texas 75039-2298
                              (972) 444-1000
             ------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                             December 1, 1998
             ------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following pages)


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               This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 11, 1998 (the
"Schedule 13D") by Exxon Corporation ("Exxon"). This Amendment No.1 is filed with respect to the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Mobil Corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

    Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

               "Item 5. Interest in Securities of the Issuer.

               As a result of the issuance of the Option and upon occurrence of certain events described in the Stock Option Agreement, Exxon may be deemed to be the beneficial owner of 136,500,000 Shares, which would represent approximately 14.9% of the Shares outstanding after exercise of the Option (based on the number of Shares outstanding on November 27, 1998, as set forth in the Merger Agreement, and treating as outstanding for this purpose the Shares of Common Stock subject to the Option). Exxon would have sole voting and dispositive power with respect to such Shares.

                    The Option Shares described herein are subject to the Option, which may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Nothing contained herein shall be deemed to be an admission by Exxon as to the beneficial ownership of any Shares, and, prior to the occurrence of any of such events, Exxon disclaims beneficial ownership of all Option Shares.

                    Except as described below, neither Exxon nor, to the best of Exxon's knowledge, any other person referred to in Schedule A attached hereto, beneficially owned or had acquired or disposed of any Shares of the Issuer during the 60 days preceding December 11, 1998. Mr. Walter V. Shipley beneficially owns and has sole voting power and sole investment power over 243 Shares which are held in an account managed by a Donaldson, Lufkin & Jenrette investment committee in parallel with other customer accounts, with sales and purchases allocated to individual accounts on a pro rata basis. Mr. Shipley has the right to revoke discretion upon notice. Of the Shares held in such account, 163 Shares were purchased at $69.59 per share in a market transaction on December 9, 1998. Each of Mrs. Reatha Clark King and Mr. R. B. Nesbitt beneficially owns and has sole voting power and sole investment power over 200 Shares. Mr. J. L. Thompson's spouse is the beneficiary of a trust which owns 184 Shares. Mr. Thompson disclaims beneficial ownership of and does not have voting power or investment power over such Shares. The percentage of the Common Stock beneficially owned by the above-named persons, individually and in the aggregate, is less than 1% of the Common Stock."



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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the
Schedule 13D is true, complete and accurate.



     February 9, 1999              EXXON CORPORATION


                                   By:/s/ Donald D. Humphreys
                                      ---------------------------------
                                      Name: Donald D. Humphreys
                                      Title: Vice President, Controller
                                             and Principal Accounting Officer


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